Mail Stop 3561

July 29, 2008

Via Fax & U.S. Mail

Mr. James A. Yost
Chief Financial Officer
4500 Dorr Street
Toledo, Ohio 43615

> **Re:** **Dana Holding Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-01063**

Dear Mr. Yost:

We have reviewed your response letter dated July 21, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Note 1. Emergence From Chapter 11, Page 8

Emergence From Reorganization Proceedings and Related Subsequent Events

1. We note from your response to our prior comment 4 that you will revise Note 2 to include additional disclosure explaining the significant assumptions and methodologies used to determine enterprise value. However, we do not believe that your proposed disclosure includes disclosure of all significant assumptions. Please revise to include disclosure of the EBITDA exit multiples used in the EBITDA Multiple Method. Also, please revise to identify sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions. See paragraph 39 of SOP 90-7.

Reorganized Consolidated Balance Sheet

Explanatory Note (5)

2. We note from your response to our prior comment 10 that you will revise to include explanatory note (5) which shows how goodwill was calculated or determined. However, we note from explanatory note (5) that goodwill is calculated as reorganization value less "fair value of Dana assets (less goodwill)." Please revise to include the details of the allocation of the reorganization value to each type of asset and liability. Your revised disclosure should identify the amounts allocated to each category of assets and should include disclosure of the types and amounts of intangible assets identified. The disclosures should be presented in the form of a condensed balance sheet similar to that required by paragraph 51e of SFAS No. 141 and should clearly show how the reorganization value was allocated to the various categories of assets and liabilities as well as how goodwill was calculated or "excess reorganization value."

3. Please tell us and revise footnote (5) to explain the nature and amounts of "emergence related cash payments after January 31, 2008" comprising the $(1,129) amount deducted in the computation of the reorganization value of Dana's assets. Also, please explain why the amount allocated to debt in determining the value to be assigned to Dana's common shares of $1,383 does not agree to the amount of disclosed in footnote (2) to the pro forma balance sheet.

Explanatory Note (6)

4. We note from your response to our prior comment 16 that the $733 VEBA liability and $212 of other liabilities are included in Other accrued liabilities. In light of the fact that the total adjustment to other accrued liabilities is only $886, please tell us where the $212 amount has been included in the reorganization

balance sheet.  If the amount is included in the opening balance, please state so in your response.

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You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (419) 535-4544
Mr. James A. Yost
Chief Financial Officer